FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                        For the month of November, 2002


                                QXL ricardo PLC


                                 Landmark House
                            Hammersmith Bridge Road
                                 London W6 9EJ
                                 United Kingdom
                              Tel: 44-208-962 7100

                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                       Form 20-F..X..     Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes ..... No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )





PRESS RELEASE




QXL ricardo plc - Second Quarter and Interim Results            1 November 2002



                   Continued strong increase in transactions
                 Launch of fixed price and classifieds channels




QXL ricardo plc ("QXL" or the "Group"; LSE: QXL.L; Nasdaq: QXLC; Frankfurt:
QXL.F), the pan-European online auction company, today announces its results for the second quarter ended 30 September 2002 and its interim results for the six months ended 30 September 2002.



Second Quarter ended 30 September 2002  - Highlights

-        Transaction volumes increased 76% over the quarter ended 30 September
         2001

- Gross profit increased 16% over the quarter ended 30 September 2001 to GBP1.33 million

- Operating expenses (before exceptionals) decreased 44% compared to the quarter ended 30 September 2001 to GBP4.1 million

- Trading loss decreased 56% over the quarter ended 30 September 2001 to GBP2.7 million

-        Launch of fixed price and classifieds channels



Six Months ended 30 September 2002 - Highlights

-        Transaction volumes increased 56% over the six months ended 30
         September 2001

- Gross profit increased 31% over the six months ended 30 September 2001 to GBP2.9 million

- Operating expenses (before exceptionals) decreased 48% compared to the six months ended 30 September 2001 to GBP8.8 million

- Trading loss decreased 60% over the six months ended 30 September 2001 to GBP5.9 million



Commenting on the results, Mark Zaleski, said:

"We are pleased with our growth in transaction volumes of 25% compared to the previous quarter and with the launch of our fixed price and classifieds channels, providing a full marketplace offering for our customers. The ongoing development of a more intuitive and faster platform has allowed us to restructure our technology operations, which will result in significant cost savings going forward and which we expect to accelerate our path to profitability."





For further enquiries please contact

QXL ricardo plc
Mark Zaleski, Chief Executive Officer
Robert Dighero, Chief Financial Officer
Alison Cabot, VP Communications                       +44 208 962 7231




Financial Highlights
(UK GAAP)


                                        Quarter Ended     Quarter Ended    6 Months Ended    6 Months Ended
                                         30 September      30 September      30 September      30 September
                                                 2002              2001              2002              2001
                                              GBP'000           GBP'000           GBP'000           GBP'000


Turnover                                        1,333             1,155             2,924             2,712

Gross Profit                                    1,333             1,145             2,900             2,214

Trading loss                                    2,718             6,142             5,864            14,666

Loss on ordinary activities                     5,320             7,883            10,195            18,584







Reconciliation of Trading loss to Loss on ordinary activities


                                        Quarter Ended     Quarter Ended    6 Months Ended    6 Months Ended
                                         30 September      30 September      30 September      30 September
                                                 2002              2001              2002              2001

                                              GBP'000           GBP'000           GBP'000           GBP'000


Trading loss                                    2,718             6,142             5,864            14,666

Goodwill amortisation                           1,788             1,886             3,575             4,274

Reversal of VAT provision                       (376)                 -             (376)                 -

Restructuring costs                             1,258                 -             1,258                 -

Total operating loss                            5,388             8,028            10,321            18,940

Net interest receivable                          (68)             (145)             (126)             (356)

Loss on ordinary activities

before taxation                                 5,320             7,883            10,195            18,584




Chief Executive Officer's Review

Top line performance

Transaction volumes increased 76% over the quarter ended 30 September 2001 and 25% over the previous quarter. This increase over the previous quarter was in spite of some seasonal slowdown, but included a contribution for the first time from the operations of Aucland in France. Average transaction values decreased to approximately GBP29, compared to approximately GBP36 for the previous quarter and GBP47 in the September 2001 quarter. This change has been the result of a shift in the mix of products sold by our members and in our geographic spread. In particular in the last quarter average transaction value has been impacted by the inclusion in our numbers of the operations of Aucland, which has historically had a lower average transaction value than the QXL Group.



The Group's gross profit for the quarter increased to GBP1.33 million, a 16% increase over the quarter ended 30 September 2001 and a 15% decrease over the previous quarter. This quarter on quarter decrease was due to the reduction in average transaction value and weaker promotional revenues and advertising over the summer period.



Trading loss

For the past eight consecutive quarters we have achieved a significant reduction in trading loss. This quarter we experienced an exceptional restructuring charge, a significant part of which related to a redevelopment and shift of our technology operations to a lower cost environment. The result of this restructuring will be a product which provides our community with a faster and more intuitive site experience as well as resulting in significantly reduced technology costs over the next few quarters. A further benefit of the technology shift will be the opportunity to operate with simplified backend processes and thereby realise some further cost savings in the coming quarters.



In addition to this restructuring, we continue to review our corporate costs, including head office staffing needs and our Nasdaq listing. On 3 July 2002 we announced our intention to withdraw our listing and terminate trading of our shares on the Amtlicher Handel of the Frankfurt Stock Exchange. We expect this delisting to become effective on 30 November 2002.



Fixed price and classifieds channel launches

In addition to auctions, we recently added two new product channels to our platform--fixed price and classifieds. We now offer the QXL Marketplace, providing three distinct trading channels for our customers, whereby in certain categories they can choose which pricing mechanism or selling method is best suited to their product.



The fixed price channel launched initially in the UK and German markets under the brands QXL Instant and ricardorado.de respectively. The first categories to have been launched are DVDs and CDs with software and games to follow shortly. In October, the UK and Polish markets introduced classifieds channels.



Aucland acquisition

We are very pleased with the progress of the acquisition of aucland.fr, which completed on 16 July 2002. Upon acquisition, we merged the business with our existing QXL business in France and now operate the combined operation under the Aucland brand. The acquisition has been very well received by Aucland's customer base and has shown good growth since completion. We have also acquired the customers from Aucland's Spanish operation, which we have now merged with QXL's customer base in Spain. We also intend to operate this combined operation under the Aucland brand.



Country Operations

In addition to our strong performance in France we were particularly pleased with the performance of our Scandinavian, Swiss and Polish operations in the last quarter. Going forward we intend to continue to focus our resources on those countries where we have stronger market positions.



Financial Review



Second Quarter Ended 30 September 2002

The Group's second quarter results showed continued reductions in trading loss compared to the previous quarter.



For the quarter ended 30 September 2002, the Group completed agency-based auctions of merchandise and services with gross auction value of GBP27.2 million. This represents an 8% increase over the quarter ended 30 September 2001 and a 3% increase over the quarter ended 30 June 2002.



Turnover for the quarter ended 30 September 2002 decreased 16% to GBP1.3 million from GBP1.6 million for the quarter ended 30 June 2002 and increased 15% over the quarter ended 30 September 2001. The decline in turnover compared to the June quarter was primarily a result of the reduction in average transaction value and weaker promotional revenues and advertising over the summer period.



Gross profit for the quarter increased 16% to GBP1.33 million from GBP1.15 million in the quarter ended 30 September 2001 and decreased 15% from GBP1.6 million in the quarter ended 30 June 2002. This decrease compared to the previous quarter was in line with the decrease in turnover.



Due to a continued focus on increasing the cost effectiveness of our marketing programmes, sales and marketing expenses (excluding goodwill, exceptional items and bad debt provisions) decreased 30% to GBP1.8 million for the quarter ended 30 September 2002 from GBP2.6 million for the quarter ended 30 June 2002 and decreased 51% from GBP3.8 million in the quarter ended 30 September 2001. Bad debt provision decreased 33% to GBP331,000 from GBP492,000 in the quarter ended 30 September 2001 as new billing systems became established.



Technology and development costs (excluding exceptional items and goodwill) increased 30% to GBP877,000 in the quarter ending 30 September 2002 from GBP673,000 in the quarter ended 30 June 2002 and decreased 50% from GBP1.8 million to the quarter ended 30 September 2001. The increase compared to the previous quarter was due to additional costs relating to the integration of the Aucland platform in the Group's technology base as well as certain costs incurred in launching the fixed price and classified products. Ongoing, the group expects technology costs to decrease over the next few quarters as a result of the restructuring.



General and administrative costs decreased 3% to GBP995,000 in the quarter ended 30 September 2002, from GBP1,027,000 in the quarter ended 30 June 2002 and decreased 26% from GBP1.4 million in the quarter ended 30 September 2001. The decrease was the result of a continued focus on cost efficiency in overhead costs.



Goodwill charges in the quarter ended 30 September 2002 amounted to GBP1.8 million compared to GBP1.8 million in the previous quarter and GBP1.9 million in the quarter ended 30 September 2001.



The Group also incurred an exceptional restructuring charge of GBP1.3 million in the quarter ended 30 September 2002 as a result of technology related and other cost restructuring designed to ensure that the Group has the appropriate infrastructure and cost base going forward. No exceptional restructuring charge was incurred in the quarter ended 30 September 2001.



The Group also reversed GBP376,000 of an exceptional provision amounting to GBP538,000 relating to a VAT dispute in France that had been made in the previous year.



As a result of the above, Trading loss (Operating loss before goodwill and exceptionals) in the quarter ended 30 September 2002 decreased 14% to GBP2.7 million from GBP3.1 million in the quarter ended 30 June 2002 and decreased 56% from GBP6.1 million in the quarter ended 30 September 2001.



Loss on ordinary activities before taxation in the quarter ended 30 September 2002 was GBP5.4 million compared to losses of GBP4.9 million in the quarter ended 30 June 2002 and GBP7.9 million in the quarter ended 30 September 2001.



Six Months Ended 30 September 2002

Turnover for the six months ended 30 September 2002 increased 8% to GBP2.9 million from GBP2.7 million for the six months ended 30 September 2001.



Cost of sales decreased 95% to GBP24,000 for the six months ended 30 September 2002, from GBP500,000 for the six months ended 30 September 2001 as the Group ceased conducting auctions on a principal basis.



Gross profit for the six months ended 30 September 2002 increased 31% to GBP2.9 million from GBP2.2 million in the six months ended 30 September 2001. This increase was primarily due to the continued development of transaction fees across the Group's operations.



Sales and marketing expenses (excluding goodwill, exceptional items and bad debt provisions) decreased 49% to GBP4.5 million for the six months ended 30 September 2002, from GBP8.8 million in the six months ended 30 September 2001. Bad debt provision decreased 15% to GBP698,000 in the six months ended 30 September 2002 from GBP820,000 in the six months ended 30 September 2001.



Technology and development costs (excluding exceptional items and goodwill) decreased 74% to GBP1.6 million in the six months ending 30 September 2002 from GBP4.3 million in the six months ended 30 September 2001.



General and administrative costs (excluding exceptional items) decreased 32% to GBP2.0 million in the six months ended 30 September 2002, from GBP3.0 million in the six months ended 30 September 2001.



Goodwill charges in the six months ended 30 September 2002 amounted to GBP3.6 million compared to GBP4.3 million in the six months ended 30 September 2001.



In the six months ended 30 September 2002, the Group reversed GBP376,000 of an exceptional provision relating to a VAT dispute in France. No similar reversal or charge occurred in the six months ending 30 September 2001.



The Group also incurred an exceptional restructuring charge of GBP1.3 million in the six months ended 30 September 2002. No exceptional restructuring charge was incurred in the six months ended 30 September 2001.



Trading loss (Operating loss before goodwill and exceptionals) in the six months ended 30 September 2002 decreased 60% to GBP5.9 million from GBP14.7 million in the six months ended 30 September 2001.



Losses on ordinary activities before taxation in the six months ended 30 September 2002 were GBP10.2 million compared to losses of GBP18.6 million in the six months ended 30 September 2001.



At 30 September 2002 the Group had cash and cash equivalents of GBP6.8 million and further funding facilities under the Equity Commitment of GBP10.67 million, providing, if fully drawn, a total of GBP17.5 million of financing. However, given the potential dilution for shareholders and the costs involved in drawing down funds under the Equity Commitment at the current share price, we intend to minimise the amount of funds drawn down under the Equity Commitment as much as is possible bearing in mind our general financing needs. No funds have been drawn pursuant to the Equity Commitment since March 2002.



Current Trading and Outlook

We are pleased with the significant improvements in transaction volumes and with our continued progress in cost reductions and expect to benefit from the restructuring being undertaken in future quarters. We are fully aware of our cash position and remain focussed on taking the decisions necessary to bring the Group to profitability including an ongoing review of our organizational structure to ensure that the size of the organisation is appropriate to its profit-generating ability.

We continue to expect the majority of our country operations to reach local operational profitability before the end of the year. These factors combined with the recent restructuring of our technology cost base and our ongoing cost control programme, give us confidence in the outlook for the business despite the difficult economic environment and our challenging cash position.





                                QXL ricardo plc
                      Consolidated profit and loss account
                Second Quarter and Six Months Results - UK GAAP


                                                 Quarter          Quarter       Six months       Six months
                                                   Ended            Ended            Ended            Ended
                                            30 September     30 September     30 September     30 September
                                                    2002             2001             2002             2001
                                               Unaudited        Unaudited        Unaudited        Unaudited
                                                 GBP'000          GBP'000          GBP'000          GBP'000

Turnover
Operations before acquisitions                     1,251            1,155            2,842            2,712
Acquisitions                                          82                -               82                -
Continuing operations                              1,333            1,155            2,924            2,712
Cost of sales                                          0               10               24              498
Gross profit                                       1,333            1,145            2,900            2,214

Distribution costs                                 4,705            6,601            9,504           14,351
Administrative expenses                            2,016            2,572            3,716            6,803
Operating loss
Operations before acquisitions                   (5,179)          (8,028)         (10,111)         (18,940)
Acquisitions                                       (209)                -            (209)                -
Continuing operations                            (5,388)          (8,028)         (10,320)         (18,940)
Net interest receivable                               68              145              125              356
Loss on ordinary activities before
taxation
                                                 (5,320)          (7,883)         (10,195)         (18,584)
Tax on loss on ordinary activities                     -                -                -                -
Minority interest                                      6               30               50            1,188
Retained loss                                    (5,314)          (7,853)         (10,145)         (17,396)


Operating expenses above analysed as:
Sales and marketing                                1,847            3,782            4,492             8,816
Bad debt provision                                   331              492              698               820
Restructuring costs - S&M                            739                -              739                 -
Goodwill amortisation - S&M                        1,788            2,327            3,576             4,715
Distribution costs                                 4,705            6,601            9,505            14,351
General and administrative                           995            1,352            2,022             2,986
Goodwill amortisation - technology &
development
                                                       -            (441)                -             (441)
Technology & development                             878            1,761            1,551             4,344
Restructuring costs - technology &                   519                -              519                 -
development
Reversal of VAT provision                          (376)                -            (376)                 -
Share based compensation                               -            (100)                -              (86)
Administrative expenses                            2,016            2,572            3,716             6,803






                                 QXL ricardo plc
                      Consolidated profit and loss account
                Second Quarter and Six Months Results - UK GAAP


                                                 Quarter          Quarter       Six months       Six months
                                                   Ended            Ended            Ended            Ended
                                            30 September     30 September     30 September     30 September
                                                    2002             2001             2002             2001
                                               Unaudited        Unaudited        Unaudited        Unaudited

Loss per equity share (basic and diluted)
Loss after taxation (GBP '000)                     (5,314)          (7,853)          (10,145)          (17,396)
Weighted average number of ordinary shares
outstanding ('000)                               883,791          702,749           863,674           671,123
Net loss per share (basic and diluted) -
pence                                              (0.6)            (1.1)             (1.1)             (2.6)



                 Statement of total recognised gains and losses


Retained loss                                    (5,314)          (7,853)          (10,145)          (17,396)
Exchange adjustments                                (99)              107             (103)             (168)
Total recognised loss for the period             (5,413)          (7,746)          (10,248)          (17,564)








                                QXL ricardo plc
                      Consolidated Balance Sheet -UK GAAP


                                                      30 September      30 September           31 March
                                                              2002              2001               2002
                                                         Unaudited         Unaudited            Audited
                                                           GBP'000           GBP'000            GBP'000

Fixed assets:
Intangible assets                                            7,152            16,815             10,727
Tangible assets                                                639             4,925              1,050
Investments                                                      -                70                 25
                                                             7,791            21,810             11,802
Current assets:
Stock                                                           33                80                 34
Debtors and prepayments                                      3,508             6,333              3,656
Cash at hand and at bank                                     6,846            16,979             14,093
                                                            10,387            23,392             17,783
Creditors: amounts falling due within 1 year
                                                           (3,886)           (6,965)            (5,200)
Net current assets:                                          6,501            16,427             12,583

Total assets less current liabilities                       14,292            38,237             24,385
Creditors: amounts falling due after 1 year                   (48)             (112)               (91)
Convertible bonds                                         (14,492)          (10,094)           (14,632)

Net (liabilities) /assets                                    (248)            28,031              9,662


Called up share capital                                        891               709                837
Share premium account                                      225,846           222,798            225,637
Merger reserve                                               9,137             9,137              9,137
Profit & loss account                                    (235,464)         (204,595)          (225,216)
Total equity shareholders' funds                               410            28,049             10,395
Equity minority interest                                     (658)              (18)              (733)
Deficit / capital employed                                   (248)            28,031              9,662




                                QXL ricardo plc
                   Consolidated Cashflow Statement - UK GAAP


                                                          Six months        Six months             Year
                                                               Ended             Ended            Ended
                                                        30 September      30 September         31 March
                                                                2002              2001             2002
                                                           Unaudited         Unaudited          Audited
                                                             GBP'000           GBP'000          GBP'000

Net cash outflow from operating activities                   (7,685)          (15,382)         (24,468)
Returns on investment and servicing of finance                   260               439            1,002
Capital expenditure and financial investment                    (77)             (347)            (209)
Acquisitions                                                       -             (243)                -
Cash outflow before management of liquid
resources and financing                                      (7,502)          (15,533)         (23,675)
Management of liquid resources                                     -            13,042           13,042
Financing                                                        255             8,227           13,518
Increase/(decrease) in cash                                  (7,247)             5,736            2,885





Background on QXL ricardo



QXL ricardo plc ("QXL") is a pan-European online auction community, conducting online auctions in eleven languages. The QXL online auction community facilitates trading 24 hours a day, seven days a week in an efficient, convenient and entertaining environment, enabling buyers to bid on merchandise and services from across Western Europe which are sold by QXL members and merchants. QXL also enables sellers to locate and trade with buyers in new geographic markets. A wide selection of merchandise and services is available on its online auction community, ranging from computer software and hardware, consumer electronics, household appliances and collectibles to travel-related items and sports equipment. QXL is a publicly traded company with its shares listed on the Official List of the United Kingdom Listing Authority, the Nasdaq National Market and the Frankfurt Stock Exchange.



QXL provides access to the QXL trading community in:

UK - www.qxl.com and www.qxl.co.uk; Germany - www.ricardo.de; France - www.aucland.fr; Italy - www.qxl.it; Netherlands - www.ricardo.nl; Norway - www.qxl.no; Denmark - www.qxl.dk; Spain - www.aucland.es; Poland - www.allegro.pl; Sweden - www.qxl.se; Finland - www.qxl.fi; Switzerland - www.ricardo.ch



This press release may contain forward-looking statements that relate to the Company's plans, objectives, estimates and goals. The Company's business is subject to numerous risks and uncertainties, including risks associated with: funding requirements; acquisitions; only having a limited operating history; regulation of auctions and the Internet; probable variability in the Company's quarterly operating results; the Company's results of operations not being indicative of future performance; significant losses being incurred as a result of expansion of the Company's business; dependence on growth of online commerce market; risks associated with development and growth of the Company's foreign language web sites; intense competition; failure to develop the Company's brand; failure to expand the Company's systems; risks associated with managing internal growth and retaining and recruiting personnel; international expansion; online commerce security; risks associated with not developing new services, features and functions; risks associated with intellectual property rights; fraudulent activity of our members and suppliers; and seasonality. These and other risks and uncertainties, which are described in more detail in the Company's Registration Statement dated 7 October 1999, on Form F-1 and Annual Report dated 27 August 2002 on Form 20-F filed with the US Securities and Exchange Commission, in the Company's prospectuses and listing particulars filed with the UK Listing Authority and the Registrar of Companies in England and Wales (the most recent being dated 18 March 2002), in the German Sales and Listing Prospectus dated 23 October 2000 filed with the Frankfurt Stock Exchange (as supplemented on 10 November
2000), could cause the Company's actual results and developments to be materially different from those expressed or implied by any of these forward-looking statements.






                                          QXL ricardo PLC

Date  1 November 2002                     By:___/s/ Tom Parkinson___

                                          Tom Parkinson
                                          General Counsel and Company Secretary